[SHAW LOGO]

NEWS RELEASE

PURCHASE OF ADDITIONAL SHARES OF
SHAW COMMUNICATIONS INC. BY THE SHAW FAMILY

Calgary, Alberta (April 20, 2011) – Shaw Communications Inc. (the “Company”) has been advised that the Shaw Family, and entities owned or controlled by them, completed the purchase of an additional 1,000,325 Class B Non-Voting Shares of the Company.

According to information provided to the Company, the Shaw Family, and entities owned or controlled by them, holds 51,586,354 Class A and Class B shares of the Company. The Shaw Family also advised the Company that it would continue its practice of purchasing shares on a regular basis.

Shaw Communications Inc. is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw serves 3.4 million customers, through a reliable and extensive fibre network. Shaw Media operates one of the largest conventional television networks in Canada, Global Television, and 19 specialty networks including HGTV Canada, Food Network Canada, History Television and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR). For more information about Shaw, please visit www.shaw.ca.

For further information, please contact:

Shaw Investor Relations
investor.relations@sjrb.ca